March 10, 2020

Christine Vaughan
Senior Vice President, Chief Financial Officer and Treasurer
UNITIL CORP
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

       Re: UNITIL CORP
           Form 10-K for the Year Ended December 31, 2019
           10-K filed January 30, 2020
           File No. 001-08858

Dear Ms. Vaughan :

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Gas Sales, Revenues and Margin
Gas Operating Revenues and Sales Margin, page 30

1. We note your presentation of the non-GAAP measures Gas Sales Margin and Electric
      Sales Margin. Please present reconciliations for these non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile these measures to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.
 Christine Vaughan
UNITIL CORP
March 10, 2020
Page 2
Financial Statements
Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Utility Revenue Recognition, page 53

2. We note your alternative revenue programs. Please confirm for us and disclose whether you meet all three of the criteria within 980-605-25-4 for recognition of alternative revenues in connection with your rate adjustment mechanisms. Additionally, please tell us and disclose the methodology used to calculate and present revenues from alternative revenue programs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant at (202) 551-3323 or Robert Babula,
Senior Staff Accountant at (202) 551-3339 with any questions.



FirstName LastNameChristine Vaughan                          Sincerely,
Comapany NameUNITIL CORP
                                                             Division of
Corporation Finance
March 10, 2020 Page 2                                        Office of Energy &
Transportation
FirstName LastName